Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered solid sales and profit growth in the first quarter of 2014; strong innovation reinforces growth prospects as company transforms portfolio

•	Net sales of USD 14.0 billion up 1%1 (+3% cc2) with all divisions contributing to growth (cc); core operating leverage (cc) driven by Pharmaceuticals and lower Corporate costs

o	Operating income of USD 3.5 billion (+22%, +31% cc), including a USD 0.9 billion pre-tax gain from the divestment of the blood transfusion diagnostics unit

o	Core2 operating income of USD 3.7 billion (0%, +6% cc)

o	Core EPS of USD 1.31 (+1%, +6% cc)

o	Free cash flow2 of USD 0.8 billion (-38%)

•	Progress in innovation, including key approvals, recommendations and positive data

o	Xolair approved in EU and US for chronic spontaneous/idiopathic urticaria (CSU/CIU)

o	Phase III trial of LCZ696 in chronic heart failure closes early due to strength of interim results

o	Bexsero recommended for inclusion in UK’s National Immunisation Programme and received FDA Breakthrough Therapy designation in the US

o	Acquired CoStim Pharmaceuticals to accelerate cancer immunotherapy program and strengthen combination therapies

•	Portfolio rejuvenation continued, reinforcing our ability to grow through patent expiries

o	Growth products3 contributed USD 4.3 billion or 31% of Group net sales (+17% USD)

o	Strong performance in Emerging Growth Markets3 (+9% cc), led by China (+17% cc)

•	Novartis announced portfolio transformation and shared services organization

o	Portfolio review resulted in agreements with GSK and Lilly on transformative transactions

o	Novartis Business Services intended to provide harmonized, quality services at lower cost

•	2014 Group outlook unchanged

Key figures			excluding Diagnostics 1			Reported
	Q1 2014		Q1 2013	% change		Q1 2013
	USD m		USD m	USD	cc	USD m
Net sales	14 022		13 879	1	3	14 016
Operating income	3 489	4	2 849	22	31	2 896
Net income	2 968	4	2 393	24	30	2 422
EPS (USD)	1.21	4	0.97	25	30	0.98
Free cash flow	765		1 240	-38		1 298
Core
Operating income	3 657		3 651	0	6	3 714
Net income	3 212		3 209	0	6	3 248
EPS (USD)	1.31		1.30	1	6	1.32

1 Changes from prior year based on pro forma 2013 data, excluding the blood transfusion diagnostics unit. See page 2.
2 Constant currencies (cc), core results, and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 36 of the Condensed Interim Financial Report.
3 Growth products are defined on page 2, and Emerging Growth Markets are defined on page 6.
4 Includes the USD 0.9 billion pre-tax gain from the divestment of the blood transfusion diagnostics unit.

Basel, April 24, 2014 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis delivered a solid quarter, with all divisions contributing to growth. We made progress in innovation, including EU and US approval of Xolair in chronic spontaneous urticaria and significant milestones for Bexsero. The transformational deals announced on Tuesday position the company for future success based on our sharpened focus, innovation power and financial strength.”

GROUP REVIEW

Strategy update

Subsequent to the quarter end, on April 22, Novartis announced that it had reached definitive agreements with GlaxoSmithKline plc (GSK) and Eli Lilly and Company (Lilly) on a set of transactions.

In an inter-conditional transaction with GSK: (1) Novartis agreed to acquire GSK oncology products and to become GSK’s preferred commercialization partner for its oncology pipeline for a USD 14.5 billion payment and up to USD 1.5 billion contingent on a development milestone; (2) Novartis and GSK agreed to create a world-leading consumer healthcare business in a joint venture of which Novartis would own 36.5%; and (3) Novartis divested its Vaccines Division (excluding flu) to GSK for up to USD 7.1 billion plus royalties. The USD 7.1 billion consists of USD 5.25 billion upfront and up to USD 1.8 billion in milestones. In addition, Novartis agreed to divest its Animal Health Division to Lilly for approximately USD 5.4 billion.

These transactions are consistent with our strategy to lead through science-based innovation and would further accelerate our future growth. The acquisition of GSK oncology products would strengthen the Pharmaceuticals Division and Oncology business, leveraging its development and commercial capabilities. The creation of a world-leading consumer healthcare business with GSK would offer scale, complementary portfolios and complementary geographic footprint. The divestiture of Novartis Vaccines (excluding flu) to GSK would maximize the value of the Vaccines pipeline, including Bexsero, and create a global vaccines leader. The divestiture of the Animal Health Division to Lilly would recognize the full value of the business and an appropriate share of expected synergies, while creating a global animal health leader under Lilly’s ownership.

These transactions would provide a strong financial proposition for Novartis. From year one after closing, we expect an improvement in growth rates of sales, core operating income and core operating income margin, with each component of the deals creating value.

All transactions are subject to closing conditions, including anti-trust approvals, and the GSK transaction is subject to approval by GSK shareholders. The transaction with Lilly is expected to close by the end of the first quarter of 2015 and the transaction with GSK is expected to close during the first half of 2015.

First quarter

Group net sales grew on strong execution of growth products1
Novartis completed the divestment of the blood transfusion diagnostics unit contained within its Vaccines and Diagnostics Division on January 9, 2014. The former Vaccines and Diagnostics unit is now called the Vaccines Division, effective from January 1, 2014. The pro forma data contained within this release excludes, from January 1, 2013, the results of the blood transfusion diagnostics unit from the 2013 Novartis Group and Vaccines and Diagnostics divisional data.2 All comparisons to prior year for Group and Vaccines are versus pro forma.

Group net sales increased 1% (+3% cc) to USD 14.0 billion in the first quarter. Currency had a negative impact of 2 percentage points, mainly due to the weakened yen and weakening emerging

1 "Growth products" comprise products launched in 2009 or later, or products with exclusivity until at least 2018 in key markets (EU, US, Japan) (except Sandoz, which includes only products launched in the last 24 months). Previously, we had defined "growth products" as products launched in 2008 or later, or products with exclusivity until at least 2017 in key markets. The new definition is used in all comparisons to prior year.
2 The pro forma data does not purport to present what the actual results of operations would have been had the transaction actually occurred on January 1, 2013. Further details on the discontinuing operations classification will be provided during the second quarter of 2014.

market currencies against the US dollar, partly offset by a stronger euro. Growth products contributed USD 4.3 billion or 31% of Group net sales, up 17% (USD) over the prior-year quarter.

Group operating income increased 22% (+31% cc) to USD 3.5 billion, mainly due to a USD 0.9 billion exceptional gain from the divestment of the blood transfusion diagnostics unit to Grifols S.A. The negative currency impact of 9 percentage points was mainly due to the further strengthening of the Swiss franc and weakening of the yen and emerging market currencies in the first quarter. Operating income margin increased by 4.4 percentage points to 24.9% of net sales. The adjustments made to Group operating income to arrive at core operating income amounted to USD 0.2 billion (2013: USD 0.8 billion).

Core operating income was USD 3.7 billion (0%, +6% cc). Core operating income margin in constant currencies increased 0.9 percentage points due to improved core margins in Pharmaceuticals and lower corporate costs; currency had a negative impact of 1.1 percentage points, resulting in a net decline of 0.2 percentage points to 26.1% of net sales.

Group net income of USD 3.0 billion was up 24% in reported terms, and up 30% in constant currencies, largely due to higher operating income driven by the exceptional divestment gain and higher income from associated companies, offset by higher net financial expenses and higher income tax due to the exceptional divestment gain. EPS was up 25% (+30% cc) to USD 1.21 in line with net income.

Group core net income of USD 3.2 billion was stable in reported terms, but up 6% in constant currencies, from core operating income performance and higher income from associated companies, offset by higher net financial expenses. Core EPS increased 1% (+6% cc) to USD 1.31, in line with core net income.

The free cash flow of USD 0.8 billion was USD 0.5 billion below the prior-year quarter, mainly due to the unfavorable timing of tax and revenue deduction payments, as well as currency effects.

Pharmaceuticals net sales reached USD 7.8 billion (-1%, +1% cc) in the first quarter, with volume growth of 6 percentage points and a positive price impact of 1 percentage point mostly offset by the impact of generic competition (-6 percentage points, mainly for Zometa/Aclasta, which completed a full year of generic impact in the US). Quarterly volume growth was impacted by a slowdown of Gleevec/Glivec sales in the US. Growth products, including Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, the Q Family1 and Jakavi, together generated USD 3.2 billion (+17% cc) or 41% of division net sales, compared to 35% in the prior-year period.

Operating income declined 13% (-7% cc) to USD 2.2 billion, mainly due to USD 252 million in net restructuring charges related to the US field force, the Suffern plant closure in the US and the redeployment initiatives announced in the first quarter, and additional restructuring initiatives outside of the US and Switzerland. Core operating income was USD 2.5 billion (-1%, +4% cc), mainly due to lower production costs offsetting the impact of increased royalties, primarily for Gilenya, and generic erosion. Core operating income margin in constant currencies increased 1.0 percentage points; currency had a negative impact of 1.2 percentage points, resulting in a net decrease of 0.2 percentage points to 32.5% of net sales.

Alcon net sales were USD 2.6 billion (+3%, +6% cc) in the first quarter, with strong growth in the Surgical franchise tempered by moderate growth in Ophthalmic Pharmaceuticals. Surgical performance (+6%, +9% cc) was driven by equipment growth, due in part to Alcon’s new cataract surgery phacoemulsification platform, the Centurion Vision System, and demand for other equipment platforms. Ophthalmic Pharmaceuticals (0%, +3% cc) had a high prior-year base for allergy, which was offset by continued growth in the dry eye category. Vision Care grew (+4%, +5% cc) as a result of robust sales in contact lenses, led by Dailies Total1.

Alcon operating income was USD 380 million (-8%, +3% cc). Core operating income was USD 925 million (-2%, +3% cc). Core operating income margin in constant currencies decreased by 0.9 percentage points mainly due to product mix; currency had a negative impact of 0.9 percentage points, resulting in a net decrease of 1.8 percentage points to 35.0% of net sales.

1 The Q Family includes Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler.

Sandoz net sales increased 3% (+4% cc) to USD 2.3 billion, as volume growth of 14 percentage points more than compensated for 10 percentage points of price erosion. Asia (excluding Japan), Latin America and Japan delivered double-digit sales growth. Sandoz also continued to strengthen its leading position globally in biosimilars (USD 117 million, +23% cc).

Sandoz operating income increased by 12% (+21% cc) to USD 282 million, primarily driven by lower exceptional items. Core operating income declined by 10% (-6% cc) to USD 387 million. Core operating income margin in constant currencies decreased by 1.7 percentage points, mainly due to an unfavorable sales mix. Currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 2.4 percentage points to 16.7% of net sales.

Vaccines net sales were up 13% (+12% cc) on a pro forma basis to USD 215 million for the first quarter, driven by the meningitis franchise, particularly Menjugate shipments to Latin America, strong Menveo sales, and the launch of Bexsero in several European private markets as well as Australia and Canada, which more than offset the strong late season flu sales from 2013 that were not repeated in 2014. Operating income was USD 680 million for the quarter compared to a loss of USD 204 million in 2013, driven by the USD 879 million exceptional gain from the divestment of the blood transfusion diagnostics unit to Grifols S.A. Core operating loss was USD 156 million compared to a loss of USD 161 million in the same period last year, primarily as a result of higher sales and other revenues, partially offset by continued investment in the R&D pipeline.

Consumer Health, which comprises OTC and Animal Health, saw net sales increase 5% (+8% cc) to USD 1.0 billion in the first quarter, driven by strong performance of key global brands and US product re-launches in both divisions. Operating income amounted to USD 41 million compared to USD 11 million in the prior-year quarter, as higher gross margin from incremental sales and lower restructuring expenses at the Lincoln manufacturing facility were partially offset by commercial investments behind the growth of key brands and product re-launches. Core operating income decreased 21% (+3% cc) to USD 60 million. Core operating income margin in constant currencies decreased by 0.4 percentage points, primarily due to small non-core brand divestments in the prior-year period; currency had a negative impact of 1.5 percentage points, largely driven by erosion of emerging market currencies, principally Russia, resulting in a net decrease of 1.9 percentage points to 5.8% of net sales.

Executing on innovation, growth and productivity

A consistent focus on three core priorities – innovation, growth and productivity – guides every aspect of our long-term strategy. In the first quarter, we made significant progress in each of these areas.

Innovation: Strong momentum across the portfolio continued in the first quarter

The first quarter saw continued pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	Xolair approved in EU and US for chronic spontaneous/idiopathic urticaria
Xolair (omalizumab) was approved in the EU and US as the first and only licensed therapy for the up to 50% of patients with chronic spontaneous urticaria (CSU, known as chronic idiopathic urticaria or CIU in the US) who do not respond to approved doses of antihistamines.

•	Bexsero recommended for inclusion in National Immunisation Programme in the UK; received FDA Breakthrough Therapy designation in the US
The Joint Committee on Vaccination and Immunisation in the UK recommended routine vaccination of infants with Bexsero to help protect against meningitis B (MenB). The UK will introduce a nationwide vaccine campaign with Bexsero as soon as possible, following the public procurement process. In the US, Bexsero received FDA Breakthrough Therapy designation in April, after Novartis provided nearly 30,000 doses of the vaccine in response to two MenB outbreaks on US college campuses. Novartis plans to file for US licensure of Bexsero as early as the second quarter of 2014, subject to guidance from the FDA.

•	Lucentis approved in Japan for fourth indication
Lucentis (ranibizumab) was approved by Japanese regulatory bodies to treat patients with diabetic macular edema (DME), a leading cause of vision loss in diabetes patients. Lucentis is the first anti-VEGF therapy approved for DME in Japan.

Regulatory submissions and filings

•	Novartis submitted revised filing dossier for RLX030 in acute heart failure to CHMP
Novartis submitted the re-examination dossier for RLX030 (serelaxin) for acute heart failure (AHF) to the CHMP following a negative opinion in January 2014. In accordance with CHMP process, a revised opinion could be issued by the end of May 2014.

•	Novartis to work with FDA on path forward for RLX030 in acute heart failure
The FDA’s Cardiovascular and Renal Drugs Advisory Committee voted against recommending approval of RLX030 for the treatment of AHF in the US. The FDA is expected to provide a formal response in May on whether RLX030 will receive a US license.

Results from important clinical trials and other highlights

•	LCZ696 trial in chronic heart failure closes early based on strength of interim results
The Data Monitoring Committee unanimously recommended early closure of the Phase III PARADIGM-HF trial, indicating LCZ696 patients with chronic heart failure with reduced ejection fraction (HF-REF) who received LCZ696 lived longer without being hospitalized for heart failure than those who received standard care with ACE-inhibitor enalapril. PARADIGM-HF is the largest ever trial of a heart failure treatment.

•	Phase III study of Jakavi in polycythemia vera met primary endpoint
Pivotal trial results of Jakavi (ruxolitinib) showed improvement in two key measures of disease control in patients with polycythemia vera, a rare blood cancer with limited treatment options. Data will be presented at an upcoming medical congress and submitted to worldwide regulatory authorities this year.

•	LDE225 pivotal study in advanced basal cell carcinoma met primary endpoint
Results from the Phase II trial showed that investigational oral compound LDE225 (sonidegib) achieved clinically significant tumor response in advanced basal cell carcinoma, including disappearance of the tumor in some patients within six months of treatment.

•	AIN457 (secukinumab) showed high efficacy in two Phase III psoriasis studies
Results from two pivotal Phase III studies in moderate-to-severe plaque psoriasis showed that AIN457 demonstrated consistent high efficacy when administered with convenient pre-filled syringe or autoinjector/pen, meeting primary and secondary endpoints. Additionally, a new Phase IIIB head-to-head study of AIN457 versus Stelara® (ustekinumab) initiated patient enrollment.

•	LDK378 data in ALK+ NSCLC published in NEJM
Clinical trial results published in The New England Journal of Medicine (NEJM) showed that LDK378 (ceritinib) achieved an overall response rate of 58% and a median progression-free survival of seven months in adults with anaplastic lymphoma kinase positive (ALK+) metastatic non-small cell lung cancer (NSCLC).

•	Sandoz completed patient enrollment for Phase III biosimilar etanercept trial
Patient enrollment was completed in only eight months for the Phase III trial of biosimilar etanercept (Enbrel®) in patients with moderate-to-severe chronic plaque-type psoriasis.

•	Cancer immunotherapy research program accelerated with acquisition of CoStim
Novartis strengthened its competitive position in the field of immune-oncotherapy with the acquisition of biotechnology company CoStim Pharmaceuticals Inc. CoStim’s novel immune modulating targets and technology complement the investigative CART cell therapy technology Novartis is already developing in collaboration with the University of Pennsylvania.

Growth: Strong commercial execution and global presence continued to drive growth

In the first quarter, key growth drivers – including growth products like Gilenya, Afinitor, Tasigna, Galvus, Lucentis and Xolair, as well as Emerging Growth Markets and biosimilars – continued to demonstrate the strength of our portfolio across disease areas and geographies.

Growth products

•
Growth products contributed 31% of Group net sales in the first quarter, up 17% (USD) over the previous-year quarter. In Pharmaceuticals, growth products contributed 41% of division net sales in the quarter, up 17% in constant currencies over the 2013 period.

Emerging Growth Markets

•
Net sales in our Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 9% (cc) on a pro forma basis, led by China (+17% cc).

Productivity: Continued focus on efficiency to improve margins

Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, as well as R&D, our manufacturing network and supporting infrastructure. Improving productivity and leveraging synergies across divisions will help us support the bottom line.

•
Novartis today announces the creation of a shared services organization, Novartis Business Services (NBS), to improve profitability and free up resources that can be reinvested in growth and innovation. NBS will consolidate a number of business support services currently spread across divisions, including IT, Financial Reporting and Accounting, Real Estate & Facility Services, Procurement, Payroll and Personnel Administration and the Pharmaceuticals Global Business Services. This move will allow the divisions to focus more on customer-facing activities. Associates who are in the divisions to be divested (Vaccines and Animal Health) or involved in the consumer healthcare joint venture with GSK (Novartis OTC) will be off-scope in relation to NBS activities. However, NBS will continue to provide some existing services to these divisions prior to closing of the transactions. Novartis has appointed André Wyss as Global Head of NBS, a newly created Executive Committee position reporting directly to CEO Joe Jimenez. Wyss has had a distinguished, 30-year career with Novartis as an operating executive in Europe, the US and emerging markets.

•	We also generated savings of approximately USD 300 million in Procurement in the first quarter by leveraging our scale.

•
In addition, we continued to optimize our manufacturing footprint with the announced closure of our Pharmaceuticals manufacturing site in Suffern, NY (USA) in January 2014 and the planned divestment1 of our pharmaceutical manufacturing site in Taboão da Serra (Brazil). We have also announced the partial restructuring of our sites in Vacaville, California (USA), and Larchwood, Iowa (USA) bringing the total number of production sites that have been or are in the process of being restructured or divested to 23. Related to this initiative, we recorded exceptional charges of USD 65 million in the first quarter of 2014. This brings total exceptional charges to USD 580 million cumulatively since the program began in the fourth quarter of 2010.

In total, our productivity initiatives generated gross savings that contributed approximately USD 540 million in the first quarter, putting us on track to achieve our productivity target of 3-4% of net sales in 2014.

1 The signing of the transaction was announced on March 19, 2014. Closure of the transaction is subject to approval by relevant authorities.

Quality: Continued focus on quality remediation

The continued focus on quality system upgrades across the network is resulting in significant improvements. In the first quarter, a total of 65 health authority inspections of manufacturing sites across the network were completed, 12 of which were conducted by the FDA. All were deemed acceptable or good. These outcomes validate the intense approach and emphasis on driving sustainable solutions that Novartis is taking to quality assurance.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority in the future. Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio, while keeping its double-A credit rating as a reflection of financial strength and discipline.

During the first quarter of 2014, 41.0 million treasury shares were delivered as a result of options exercised related to employee participation programs. Novartis aims to offset the dilutive impact of these programs on an ongoing basis and has so far repurchased 21.3 million shares (USD 1.7 billion) on the SIX Swiss Exchange first trading line in the first quarter of 2014. In addition, Novartis repurchased 5.2 million shares (USD 0.4 billion) on the second trading line in the same period under the announced share buy-back of USD 5.0 billion spread over two years. An additional 2.8 million shares were repurchased from employees.

During the first quarter of 2014, Novartis issued two bonds for a total amount of USD 4.0 billion split into maturities of 10 years (USD 2.15 billion with a coupon of 3.4%) and 30 years (USD 1.85 billion with a coupon of 4.4%) under its debt shelf program in the US. The 4.125% coupon USD 2.0 billion bond issued in February 2009 was repaid at maturity in February 2014.

As of March 2014, the net debt stood at USD 13.5 billion compared to USD 8.8 billion at December 31, 2013. The increase of USD 4.7 billion was driven by the dividend payment of USD 6.8 billion, share repurchases of USD 2.4 billion and other net cash outflow items of USD 0.4 billion. This was partially compensated by the free cash of USD 0.8 billion, the proceeds from options exercised of USD 2.4 billion and USD 1.7 billion divestment proceeds.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

2014 Group outlook

Barring unforeseen events

Our outlook for full year 2014 remains unchanged. Group net sales in 2014 are expected to grow at a low to mid-single digit rate (cc), after absorbing the impact of generic competition, which is expected to be as much as USD 2.7 billion compared to USD 2.2 billion in 20131. Group core operating income is expected to grow ahead of sales (cc) in 2014.

If March average exchange rates prevail for the remainder of the year, the currency impact for the year would be negative 1% on sales and negative 4% on core operating income.

1 This assumes, for forecasting purposes, that a Diovan monotherapy US generic launch will occur at the beginning of the third quarter of 2014. Outlook excludes the blood transfusion diagnostics unit in 2013 and 2014.

Summary Financial Performance

Group			excluding Diagnostics 1			Reported
	Q1 2014		Q1 2013	% change		Q1 2013
	USD m		USD m	USD	cc	USD m
Net sales	14 022		13 879	1	3	14 016
Operating income	3 489	2	2 849	22	31	2 896
As % of net sales	24.9	2	20.5			20.7
Core operating income	3 657		3 651	0	6	3 714
As % of net sales	26.1		26.3			26.5

Pharmaceuticals	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Net sales	7 807	7 877	-1	1
Operating income	2 221	2 539	-13	-7
As % of net sales	28.4	32.2
Core operating income	2 539	2 573	-1	4
As % of net sales	32.5	32.7

Alcon	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Net sales	2 642	2 566	3	6
Operating income	380	412	-8	3
As % of net sales	14.4	16.1
Core operating income	925	944	-2	3
As % of net sales	35.0	36.8

Sandoz	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Net sales	2 318	2 259	3	4
Operating income	282	251	12	21
As % of net sales	12.2	11.1
Core operating income	387	431	-10	-6
As % of net sales	16.7	19.1

Vaccines			excluding Diagnostics1			Reported
	Q1 2014		Q1 2013	% change		Q1 2013
	USD m		USD m	USD	cc	USD m
Net sales	215		190	13	12	327
Operating income	680	2	-204	nm	nm	-157
As % of net sales	nm		nm			nm
Core operating income	-156		-161	3	4	-98
As % of net sales	nm		nm			nm

Consumer Health	Q1 2014	Q1 2013	% change
	USD m	USD m	USD	cc
Net sales	1 040	987	5	8
Operating income	41	11	nm	nm
As % of net sales	3.9	1.1
Core operating income	60	76	-21	3
As % of net sales	5.8	7.7

1 Changes from prior year based on pro forma 2013 data, excluding the blood transfusion diagnostics unit. See page 2.
2 Includes the USD 879 million pre-tax gain from the divestment of the blood transfusion diagnostics unit.
nm – not meaningful

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/1779399/608031.pdf.

Novartis Q1 2014 Condensed Interim Financial Report – Supplementary Data

Disclaimer
The foregoing release contains forward-looking statements that can be identified by words such as “prospects,” “momentum,” “pipeline,” “outlook,” “inter-conditional,” “would,” “subject to,” “strategy,” “expect,” “ongoing,” “to grow,” “to work,” “recommendations,” “recommended,” “breakthrough therapy,” “expected,” “will,” “priority,” “could,” “planned,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit rating; or regarding the potential completion of the announced transactions with GSK and Eli Lilly, regarding potential future transactions regarding the Novartis flu vaccines franchise, or regarding potential future sales or earnings of any of the businesses involved in the announced transactions, or of the Novartis Group, and regarding any potential strategic benefits, synergies or opportunities as a result of the announced transactions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the proposed transactions will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transactions. Nor can there be any guarantee that Novartis will enter into an agreement to divest its flu vaccines franchise in the future, or at any particular time.  Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transactions, or unexpected delays in obtaining such approvals; the potential that the strategic benefits, synergies or opportunities expected from the transaction may not be realized or may take longer to realize than expected; the potential that the strategic benefits, synergies or opportunities expected from the divestment of our former blood transfusion diagnostics unit may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; the Company’s ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on the Company of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; unexpected manufacturing or quality issues; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions; uncertainties regarding the effects of the persistently weak global economic and financial environment, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Stelara® and Enbrel® are registered trademarks of their respective owners.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2013, the Group achieved net sales of USD 57.9 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 135,000 full-time-equivalent associates and sell products in more than 150 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
June 17-18, 2014                                Meet Novartis Management event in Switzerland
July 17, 2014                                      Second quarter results 2014
October 28, 2014                               Third quarter results 2014